

September 15, 2010

Via U.S. Mail and Facsimile to 972-403-7659

Samuel A. Greco
Chief Executive Officer
CareView Communications, Inc.
405 State Highway 121
Suite B-240
Lewisville, TX 75067

> **RE:** **CareView Communications, Inc.**
> **Registration Statement on Form 10**
> **Filed August 23, 2010**
> **File No. 000-54090**

Dear Mr. Greco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   Refer to the last paragraph of page 46 which discloses that you believe that you had approximately 1,152 beneficial shareholders and 126,745,215 common shares

outstanding on August 19, 2010. Since it appears that your shares have traded above $1.30 for the second and third quarters of 2010 tell us how you determined that you qualify as a smaller reporting company. Please refer to Item 10(f)(1)(ii) of Regulation S-K and provide us with your calculations

Item 1. Business, page 4

Historical Overview, page 4

3.	In the fifth paragraph on page 4, we note your statement that the installation of the CareView System requires minimal Internet technology, little or no rewiring, and no capital expenditure. Please expand your disclosure to explain why. Also, please estimate the amount of recurring revenue based on your different products and levels of implementation.

Overview of Healthcare Industry Issues and CareView's Response, page 5

4.	In the fourth full paragraph on page 5, you reference a report produced by the American Hospital Association. This report is also referenced in the fourth full paragraph on page 6. Please revise to reference the name and date of this report. We note that you include industry research in addition to this report for information and statistics regarding the health-care industry including, for example, the reference on page 6, paragraph two, to a July 2005 U.S. Bureau of Labor Statistics estimate of jobs growth for direct-care workers in long-term care settings. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

5.	In the fifth full paragraph on page 6, you state that research does not support the idea that professional liability insurance premiums directly correlates to an increase in claims. However, you believe your system will reduce premiums because hospitals will better manage or reduce claims. Please supplement your disclosure to explain whether current research discusses what factors correlate to an increase or decrease in claims and how implementing your system affects or relates to those factors.

6.	In the first full paragraph on page 7, you state that you believe your system will lead to fewer "Never Events." Please revise to explain which events will be eliminated or ameliorated and how your system will help bring about that result. Also, at the top of page 8 you state your system will address four Never Events. Revise to disclose the events and how your system addresses these events.

7.	Please revise the middle of page 7 to explain how your system provides hospitals with an effective system for managing patient care and adhering to required compliance demands and disclosure reporting. Here, please explain what you mean by "managing patient care." Likewise, please provide more detail on hospital compliance demands and reporting requirements, and how your system assists hospitals in meeting these demands and requirements.

8.   In the second full paragraph on page 8, you disclose your system will reduce reimbursement issues due to medical errors. Please revise to quantify how much medical errors cost your industry in reimbursement issues and how much of these costs you believe your system can recoup or prevent.

9.   We note in the third full paragraph on page 8 you disclose that very few hospitals or nursing homes use video monitoring. Please revise to quantify how many of these facilities use video monitoring and what percentage of all hospitals and nursing homes are made up of these facilities.

10.   Please also revise the fourth full paragraph on page 8 to disclose in more detail what you mean by minimum involvement of the IT department.

Business of Issuer, page 9

11.   At the bottom of page 12 you disclose that PhysicianView provides a reimbursable event. Please explain the basis for this statement.

12.   At the top of page 16, you state the system costs do not include costs related to software design, development, marketing, maintenance and/or administrative costs. Please revise to quantify these costs.

13.   We note in the second full paragraph on page 16 that the Share Revenue Package, PatientView, MovieView, and NetView are offered on a per day and room charge. Please revise to quantify your pricing structure.

14.   We note from the disclosure on page 17 that you generate revenues through a subscription based and/or shared revenue-pricing agreement with the medical facility. In the share revenue agreement, please explain from whom you collect fees, be it the patient or some other party. Further, please revise to disclose whether any of the fees charged for your services or products are paid to you by third-parties such insurance companies or Medicare and Medicaid.

Governmental Approval, page 25

15.   In the third full paragraph on page 25, you discuss governmental approval and future regulations. Please revise to disclose how the Health Insurance Portability Accountability Act of 1996 affects your business. In this regard, we note you disclose in the middle of page 7 and bottom of page 10 that your system complies with HIPPA. Similarly, revise to disclose whether any other privacy laws affect your business.

16.   Please revise to disclose whether the Center for Medicare and Medicaid Services will pay for your products or services.

Item 2. Financial Information, page 26

17.   Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

18.   We note in the last paragraph on page 27 that you have installed, or are in the process of installing, your systems in 11 hospitals and will likely install in another 21 hospitals. Please revise to disclose an estimate of the costs associated with this roll out.

19.   At the bottom of page 28 you state you will need additional financing to fund working capital, infrastructure, etc. Please revise to disclose how much additional financing you will need over the next 12 months.

20.   We note from the third paragraph of page F-44 that Rockwell Holdings I, LLC provided $1,151,145 as initial funding for two project hospitals and that you anticipate similar funding from Rockwell for hospital projects in the future. Please expand the Management's Discussion and Analysis section to address the funding provided by Rockville. Disclose and quantify how funding provided by Rockwell has been used in each reporting period. Identify how future funding provided by Rockwell is likely to result in changes to your liquidity as required by Item 303(a)(1) of Regulation S-K. Describe and quantify your material commitments for capital expenditures from funding provided by Rockwell as required by Item 303(a)(2) of Regulation S-K.

Directors and Executive Officers, page 32

21.   Please revise to include disclosure regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that each individual should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 38

22.   We note the Summary Compensation Table does not comply with Item 402(n) of Regulation S-K. Please revise to make sure your disclosure provides the information required by this Item. For instance, please add a column for "All Other Compensation" and disclose compensation items such as a car allowance or insurance premiums. Refer to Item 402(n)(2)(ix) of Regulation S-K. Further, revise to disclose the dollar value of the options—not the number of options— granted in 2009 as computed in accordance with FASB Accounting Standards

Codification Topic 718. Refer to Item 402(n)(2)(vi). Also, add a column for the total amount of compensation. Refer to Item 402(n)(2)(x).

23.   We note the Outstanding Equity Awards at Fiscal Year End Table does not disclose the vesting dates of the outstanding options. Please refer to Instruction 2 to Item 402(p)(2) of Regulation S-K and provide the required footnote disclosure.

24.   From the fifth paragraph on page 40, we note Messrs. Greco and Johnson have employment agreements that provide bonuses at the discretion of the Board of Directors. Please revise to provide more disclosure on the nature of this discretion. For instance, please explain whether the Board looks at certain objective or subjective factors to determine a bonus, such as revenues or improvement in morale. Alternatively, please revise to indicate whether the Board assesses the performance of Messrs. Greco and Johnson purely subjectively based on a totality of factors and circumstances. Refer to Item 402(o)(1) of Regulation S-K

25.   We also note from the sixth paragraph on page 40 that Messrs. Bailey and Johnson left your company after 2009 and their employment contracts had a severance provision. Please advise us whether they received any severance upon non-renewal of their employment. Refer to Item 402(q)(2) of Regulation S-K. If so, please revise the Summary Compensation Table accordingly. Refer to Item 402(n)(2)(ix)(D).

Director Compensation, page 41

26.   We note you have disclosed the total value of the options awarded to your directors in 2009. However, you have not stated whether this value was calculated in accordance with FASB Accounting Standards Codification Topic 718. Please advise and revise accordingly. Refer to Item 402(r)(2)(iv) of Regulations S-K.

Item 15. Financial Statements and Exhibits

Notes to Unaudited Consolidated Financial Statements as of June 30, 2010

Note B – Summary of Significant Accounting Policies

Software Development and Patents, page F-7

27.   Refer to the second and third paragraphs and accompanying table on page F-7. In light of the fact that you began installing your system and earning revenues in 2009, explain to us why you have not yet to begun to amortize capitalized software development and patents costs.

Revenue Recognition, page F-8

28.   Disclose and explain to us how you account for revenues earned through your
        joint venture arrangements servicing Hillcrest, Saline, and other hospitals.

Note M – Subsequent Events, pages F-17 – F-19

29.   Refer to the last paragraph on page F-19 and tell us in sufficient detail how you
        are accounting for the Gross Income Interest and Gross Income Interest puts
        issued to Thompson, Murphy, and Langley. Please reference the accounting
        literature that supports your policies.

Notes to Consolidated Financial Statements for years ended December 31, 2009 and 2008

Note C – Stockholders' Equity

Stock Options, page F-35

30.   Please expand your disclosures to fully comply with the disclosure requirements
        of ASC 718-10-50-2c.2 and ASC 718-10-50-2d or advise us.

Note L – Joint Venture Agreement, page F-43

31.   Please disclose, and explain to us, how you account for your investments in the
        joint ventures with Rockwell Holdings I, LLC. If you are consolidating the
        Project LLCs, please explain your basis for this policy under generally accepted
        accounting principles. Your response should explain your consideration of all of
        the rights held by Rockwell including its security interest in the joint venture
        assets, its preferred return of its equity in the joint venture, and the additional
        remittance of 10% to Rockwell for unreturned amounts of equity.

32.   Please describe for us the mandatory redemption terms of Rockwell's investments
        in the joint ventures.

33.   With a view towards expanded disclosure, tell us how you are accounting for the
        Project Warrants. Please cite the accounting literature that supports your policy.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Kempf, Staff Accountant, at (202) 551-3352 or Bob Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director